February 22, 2017

VIA EDGAR

Mr. Christian Windsor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HSBC Holdings plc

Application for Withdrawal of Registration Statement on Form F-3 (File No. 333-209719)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), HSBC Holdings plc (the “Company”) hereby respectfully submits an application to withdraw the Company’s registration statement on Form F-3, filed February 25, 2016 and amended April 21, 2016 (File No. 333-209719) (together with all exhibits, collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement, which has not been declared effective, because the Company wishes to use the Company’s existing automatic shelf registration statement on Form F-3 (File No. 333-202420) given that the staff of the U.S. Securities and Exchange Commission confirmed in January 2017 that the Company had not lost its status as a “well-known seasoned issuer” (as such term is defined under Rule 405 under the Securities Act). The Company confirms that no securities have been sold pursuant to the Registration Statement. The Company believes the withdrawal to be consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact the Company’s legal counsel, David I. Gottlieb of Cleary Gottlieb Steen & Hamilton LLP at +44 20 7614 2230.

Sincerely,

HSBC HOLDINGS PLC

/s/ Iain J Mackay
Name:	Iain J Mackay
Title:	Group Finance Director

cc: David I. Gottlieb, Esq.